UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No.__)*


                        Brookfield Properties Corp.
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                112900 10 5
                               (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[    ]    Rule 13d-1(b)
[ X  ]    Rule 13d-1(c)
[    ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  112900 10 5




1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Canadian Imperial Bank of Commerce (Not Applicable)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [   ]
         (b)  [   ]


3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

         10,500,000

6.       SHARED VOTING POWER

         0

7.       SOLE DISPOSITIVE POWER

         10,500,000

8.       SHARED DISPOSITIVE POWER

         0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,500,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [  ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.8%

12.      TYPE OF REPORTING PERSON

         OO

   Item 1  (a)      Name of Issuer:

                    Brookfield Properties Corp.

           (b)      Address of Issuer's Principal Executive Offices:

                    P.O. Box 770, Suite 4440, BCE Place, 181 Bay Street,

                    Toronto, Ontario M5J 2T3 Canada


   Item 2  (a)      Name of Person Filing:

                    Canadian Imperial Bank of Commerce

           (b)      Address of Principal Business Office:

                    Commerce Court West

                    Toronto, Ontario, Canada M5L 1A2

           (c)      Citizenship:

                    Canada

           (d)      Title of Class of Securities:

                    Common Stock

           (e)      CUSIP Number:

                    112900 10 5


   Item 3   Person Filing

           (a)   ( )   Broker or Dealer registered under Section 15 of the Act

           (b)   ( )   Bank as defined in Section 3(a)(6) of the Act

           (c)   ( )   Insurance Company as defined in Section 3(a)(19) of the
                       Act

           (d)   ( )   Investment Company registered under Section 8 of the
                       Investment Company Act

           (e)   ( )   Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940

           (f)   ( )   Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income
                       Security Act of 1974 or Endowment Fund

           (g)   ( )   Parent Holding Company, in accordance with
                       ss.240.13d-1 (b)(1)(ii)(G)

           (h)   ( )   Group, in accordance with ss.240.13d-1 (b)(1)(ii)(H)

   Item 4  Ownership

           (a)     Amount Beneficially Owned                       10,500,000

           (b)     Percent of Class
                   (i)     sole power to vote or to direct the vote      6.8%

                   (ii)    shared power to vote or to direct the vote       0

                   (iii)   sole power to dispose or to direct the
                           disposition of                                6.8%

                   (iv)    shared power to dispose or to direct the
                           disposition of                                   0

   Item 5  Ownership of Five Percent or Less of a Class

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

   Item 6  Ownership of More than Five Percent on Behalf of Another Person

                   Not applicable

   Item 7  Identification and Classification of the Subsidiary
           Which Acquired the Security being reported on by the Parent Holding Company.

                   The filing person owns Class A shares of 1233231 Ontario

                   Inc. exchangeable for an aggregate of 8,000,000 common

                   shares of the issuer.  The filing person also owns warrants to acquire an aggregate of 2,500,000 common shares of

                   the issuer.

   Item 8  Identification and Classification of Members of the Group

                   Not applicable

   Item 9  Notice of Dissolution of Group

                   Not applicable

   Item 10 Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      CANADIAN IMPERIAL BANK OF COMMERCE


Dated: September 19, 2000             /s/ Patricia A. Bourdon
                                      ------------------------------------
                                                      Signature




                                      Patricia A. Bourdon, Assistant Secretary
                                      ----------------------------------------
                                                       Name/Title